February 9, 2006



Mr. George S. Young
Chief Executive Officer
Fellows Energy Ltd.
370 Interlocken Boulevard, Suite 400
Broomfield, Colorado  80021



	Re:	Fellows Energy Ltd.
		Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
      Response Letter Dated February 3, 2006
		File No. 000-33321



Dear Mr. Young:

      We have reviewed your filing and response letter and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Description of Business, page 2

1. We have read your response to prior comment two, regarding your valuation of various stock issuances in January 2004. You explain that in valuing the 3,500,000 shares issued to acquire interests in oil and gas leases at $1.05 million, you utilized a per share value of $.30 per share, corresponding to the fair value of your stock in early November 2003, when you verbally negotiated terms with the counterparty. You also explain that there were no conditions precedent to completing the transaction; and that in the event the transaction did not close, the non-breaching party would have been entitled to damages, consisting of "...obligations to pay $125,000 in the form of oil and gas lease payments, and $2,200,000 in the form of exploration and drillings costs, pursuant to the December 8, 2003 agreement filed in connection with the 8-K on January 6, 2004."

The guidance in EITF 96-18, pertaining to the determination of a measurement date, stipulates that such date will correspond to the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (ii) the date at which the counterparty`s performance is complete. The clarifying language included in footnote 3 to that guidance explains that the commitment for performance must be probable because of sufficiently large disincentives for nonperformance; and that such disincentives must result from the relationship between the issuer and counterparty.

We do not believe that your verbal negotiations alone would provide sufficient basis for characterizing the status of the agreement as a probable commitment with large disincentives for nonperformance. Your delay in announcing the arrangement until December 9, 2003, when you filed your Form 8-K, appears to be consistent with this view. Further, although you state that there were no conditions precedent, we observe that paragraph j) of Article 4 - Representations and Warranties, of the purchase agreement includes the following requirements.

" j) Buyer will deliver to Seller, prior to the Closing Date, evidence of cancellation of its outgoing management`s shares in the amount of Fifty-two Million Six Hundred Thousand (52,600,000) shares.
Buyer will have conducted a private placement of Two Million Five Hundred Thousand (2,500,000) shares of its common stock at $1.00 per share, and present evidence of that sale to Seller."

Although you filed a Form 8-K on December 24, 2003, explaining that you had fulfilled these conditions, the accounting and disclosures in your annual report indicate that these transactions did not actually occur until January 2004. We do not believe that you could appropriately conclude that your counterparty would be compelled to perform under the arrangement, due to large disincentives for nonperformance, before you had complied with the contractual provisions upon which such performance was contingent.

Finally, we are unable to identify provisions in your December 8, 2003 agreement that correspond to the disincentives you have described. It appears you may be referring to the responsibilities of Diamond Oil and Gas Corporation under the earlier assignment made by UCM Investment Corporation, which it would retain if the transaction involving an exchange for your shares did not occur. This would not generally qualify as a disincentive for purposes of using the performance commitment date as the measurement date because it does not arise from your relationship with the counterparty; and seems only to represent its responsibilities as the assignee.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief

Mr. George S. Young
Fellows Energy Ltd.
February 9, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010